UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President / CFO

August 5, 2009

To whom it may concern:

	Company Name:	Mizuho Financial Group, Inc.
	Representative:	Takashi Tsukamoto
President & CEO
	Head Office:	2-5-1 Marunouchi
Chiyoda-ku, Tokyo
	Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Adjustment of Conversion Price and Floor Price of the Conversion Price of Eleventh Series Class XI Preferred Shares

Mizuho Financial Group, Inc. hereby announces that the Conversion Price and floor price of the Conversion Price of Eleventh Series Class XI Preferred Shares has been adjusted as follows, pursuant to the adjustment method of Conversion Price defined by the terms and conditions of the Preferred Shares, due to the issuance of our common stock by way of Third-Party Allotment on August 5, 2009.

1.	Conversion Price after Adjustment:	303.50 yen
	(Conversion Price before Adjustment:	304.70 yen)

2.	Floor Price of the Conversion Price after Adjustment:	303.50 yen
	(Floor Price of the Conversion Price before Adjustment:	304.70 yen)

3.	Effective date: From August 6, 2009

Reference

•	Outstanding number of Eleventh Series Class XI Preferred Shares: 911,831,000 shares

(as of June 30, 2009, excluding treasury stock)

Contact:	Mizuho Financial Group, Inc.,
Corporate Communications
Public Relations Office
Tel: 81-3-5224-2026

This document is prepared in order to announce specific facts relating to Adjustment of Conversion Price and Floor Price of the Conversion Price of Eleventh Series Class XI Preferred Shares and does not constitute an offer for sale or solicitation for investment or other similar activity in or outside of Japan.